Exhibit (d)(24)
April 13, 2009
Sandra Schoren-Testa
Senior Vice President
Franklin Templeton Institutional
500 East Broward Boulevard
Suite 1200
Fort Lauderdale, FL 33394-3007

Via: E-mail and Overnight Mail

Re: Investment Sub-Advisory Agreements Dear Sandra:

Pursuant to Section 6 of the Investment Sub-Advisory Agreement between Templeton Investment Counsel, LLC ("Templeton") and Ivy Investment Management Company ("IICO") dated September 3, 2003 (the "Agreement"), IICO is providing written notice of the termination of the Agreement and termination of Templeton as sub-advisor to the Ivy International Balanced Fund.

As discussed in our telephone conversations today, effective at 12:01 AM Eastern Time on Wednesday April 15, 2009, IICO will assume direct investment management responsibilities for the Ivy International Balanced Fund.

Although the Agreement provides that termination by either party without payment of penalty can be effected upon sixty days' prior written notice, in our telephone conversation today we agreed that Templeton would waive such notice, that the Agreement will terminate at 12:01 AM Eastern Time on Wednesday April 15, 2009, and that all fees shall cease to accrue after Tuesday April 14, 2009.

Termination of Templeton's engagement pursuant to the Agreement will not prejudice the rights and liabilities created under the Agreement prior to termination. Please note that Templeton has a continuing obligation under the Agreement relating to, among others, providing information for compliance purposes and an ongoing recordkeeping requirement.

We have appreciated the efforts of Tucker Scott, Michael Hasenstab, the investment team, and you over the years.
Please sign, date and return the enclosed copy of this letter Best regards,

/s/ John E. Sundeen Jr. John E. Sundeen Jr.
Executive Vice President

Templeton acknowledges receipt of the Termination Notice dated April 13, 2009 and further acknowledges that the foregoing accurately describes the termination of the Agreement and transition of the investment management services from Templeton to IICO.

By: /s/ Sandra Schoren-Testa Dated: April 14, 2009